Leading the Profitable Convergence of Traditional and Online Retail Commerce through Technology. **The Omni-Channel Solution.**

TICKER-OTC: RETC

Investor Relations
Tom Nelson
Phone: +1-480-326-8577
investors@12ReTech.com

About Us

12 ReTech Corporation (OTC: RETC) is a publicly listed holding company whose operating subsidiaries develop, improve, acquire and/or license technologies designed to bridge the convergence between real world "Brick and Mortar" stores with effective Online retailing, creating a new, fun and exciting way of transacting Commerce. For Retailers, our products bring more Consumers into physical and/or online stores, encouraging them to purchase more by improving their overall shopping experiences while lowering both the Retailer's costs of customer acquisition and the costs of employee training. **This is Empowered Shopping**. We enhance shareholder value by acquiring Micro-Brands that can greatly increase revenue and earnings by applying and using our proprietary technologies. These Micro-Brands give us access to sell our technologies to Major Retailers around the globe. ***We are the Omni-Channel Solution***: throughout history **12 is a "Magic number"** and **ReTech stands for "Retail Technology"**. Our subsidiaries 12 Japan Limited and 12 Europe, A.G. operate under the guidance of our main technology subsidiary 12 Hong Kong Limited. Our Micro-Brands operate under the leadership of our U.S. based subsidiary 12 Retail Corporation. For more information about our products, technologies and/or Micro-Brands visit our website at: www.12ReTech.com

For more information about our products, technologies, and/or Micro-Brands visit our website at: www.12ReTech.com

Leading the Profitable Convergence of Traditional and Online Retail Commerce through Technology.
The Omni-Channel Solution.

Our Strategic Plan

1. Continuously enhance and improve our proven proprietary **12 Technology Suite** that benefits traditional & online Retails and Shoppers
2. License or acquire synergistic 3rd party technology
3. Acquire undervalued Micro-Brands that our **12 Technology Suite** & digital expertise benefits
4. Employ our **12 Technology Suite** to increase Revenue & Earnings at our Micro-Brands to further demonstrate and improve its effectiveness
5. Sell or license our **12 Technology Suite** to other retailers around the globe

Retail's Problems

Brick and Mortar Retail seems in the decline. Almost every month, we hear of another retailer that is filing bankruptcy: recently Sports Authority, Sports Chalet, Toys-R-Us, BCBG MaxAzria, Payless Shoes, and many others. Online shopping hasn't changed much in over 20 years.

In all cases retailers lament "Where are the shoppers?" The reason there aren't more shoppers is that retailers haven't made shopping an experience; all the stores look pretty much the same and offer the exact same shopping experience: drab and boring. Retailers have forgotten their roots. The retailing giants of yesteryear like **RH Macy, Bernard Gimbel,** and **J.C. Penney** went to great lengths to create shopping experiences for their customers with the technology of their day. They created store windows to showcase their products, they hired models to demonstrate their wares, they brought in Santa Claus and the Easter Bunny to delight the kids, they added cafes to keep people in their stores, and masterminded events like the Macy's Thanksgiving Day Parade. What they realized back then, and what retailers are just starting to reaffirm, is that people want to get out and socialize, and that they want experiences.

Applying today's latest technologies, **12 ReTech** makes shopping an experience again (EMPOWERED SHOPPING, our Omni-Channel Solution – the **12 Technology Suite**). We combine the real-world brick and mortar shopping with the online experience!

Visit our website at www.12ReTech.com to view our video presentations to fully appreciate our proven cutting-edge technologies.

Market Opportunity

Business Insider / Harvard Business Review Survey:

- "Retailers need to adopt a bevy of omnichannel tools in order to capture a lift in sales and attract a larger audience."
- "While e-commerce is growing faster, brick & mortar still accounts for the vast majority of retail sales."

- "Accenture reports that 49% of consumers say the best thing retailers could do to improve the shopping experience is to better integrate in-store, online, and mobile shopping channels." – Digitalist Magazine – March 10, 2014
- The Global Retail Industry, according to Research and Markets, should see $28 trillion USD in revenues per year by 2019.

Leading the Profitable Convergence of Traditional and Online Retail Commerce through Technology. **The Omni-Channel Solution.**

TICKER-OTC: RETC

Investor Relations
Tom Nelson
Phone: +1-480-326-8577
investors@12ReTech.com

Here's How We Solve Retail's Problems – the 12 Technology Suite, our Omni-Channel Solution

Our **12 Technology Suite** is designed as a comprehensive platform. Retailers can choose the entire suite or modules *a-la-carte* according to their needs. Our platform seamlessly integrates all our proprietary and licensed technologies. Our APIs can accommodate almost any other third-party ERP, CSM, POS, or web portals. All our products work together to create fun, exciting experiences that combine real world shopping with social media and online Commerce, a true Omni-Channel Solution.

Our Proprietary Products



12 Mirror: Unlike other so-called "magic mirrors", ours is designed to work with our **12 Technology Suite**, interacting with the ERP, CSM, POS and web portals. It is a real mirror that turns into a screen, recognizes clothes that a person is fitting, and can take pictures which are instantaneously sent to friends on social media. In specific cases and on the Retailer's requirement, the **12 Mirror** can turn into a pre-reserved fitting room. The **12 Mirror** detects products, gives information, suggests accessories, and collects data about consumers that may be important to Retailers. The shopper can place products directly into a shopping cart and purchase the product right at the mirror (or add to a wish-list for future consideration). The retailer collects all this data and can re-target these consumers later.


My Fair Lady

12 Kiosk and **12 in-store app**: These applications serve the same function and allow the Retailer's staff to look up inventory levels, answer questions that consumers have, take payments, take orders, and ship products all without the shopper having to wait in line. Because all this information is at the fingertips of the store employee, it reduces training costs and staffing needs for the Retailer.



12 Mobile App: This allows the consumer to interact with the **12 Mirror**, purchase product while in the store or online, and like the **12 Mirror**, allows the shopper to seamlessly share photos and product information with others on social media, and store products in their wish-list or shopping cart. Retailers have access to this data to retarget consumers.

12 ERP: Our Proprietary ERP system is designed for those retailers needing a more modern effective efficient ERP system that is part of our **12 Technology Suite**.

12 Display: This is essentially an advertising platform that can be installed in a store, shopping mall, airport terminal, or any high traffic location. It detects people around it, can identify the age, sex and mood of the person and display products that are within the mall, store or just available online that the consumer might be interested in. The consumer can interact directly with the **12 Display** to get more information, choose to look at other products, look up what stores are nearby and much more. This product is designed to get consumers to shop with specific retailers, whether in the store or online.

12 API: Designed to work with an ever-increasing list of ERP, POS, and CSM platforms. Our developers can work with any retailer's tech department to configure our API to work with their legacy systems.

Licensed Technologies

12 Glass Display: Displays an interactive image directly on a store window. Like the **12 Display** it can detect a shopper's, mood, age and sex to display products inside the store that may attract the shopper to come in. The consumer can even purchase products directly off the glass display when the store is closed and have the items shipped to their home or ready for pick up.

12 Video Shopping: This is the next revolution in online shopping. We can show videos and consumers can purchase products directly from the videos they are watching!

Continued Enhancements (coming soon!)

12 Sconti: a mobile App that Retailers can subscribe to that allows them to "push" ads directly to consumers that are near their store. For consumers they have access to exciting products at great one in a "lifetime" prices.

Future Enhancements to the 12 Mirror: The ability to take detailed body measurements and suggest other similar products that are in stock and might look good on the shopper. The ability to display different colors directly on the clothes they are trying on in front of the mirror.

These are just a few of the enhancements being developed!

See our videos at: www.12reTech.com

We are global in scope, with offices in:
Hong Kong * Tokyo * Carson City, NV USA * Basil, Switzerland * Denver, CO USA (coming soon)

Leading the Profitable Convergence of Traditional and Online Retail Commerce through Technology. **The Omni-Channel Solution.**

TICKER-OTC: RETC

Investor Relations
Tom Nelson
Phone: +1-480-326-8577
investors@12ReTech.com

Our Technology is Proven!



We are **not a startup or developmental company**. Our products are already in the field and "battle tested" with consumers, **demonstrating how our technology is leading the convergence of traditional retail and online Commerce!**

For example, Ito-ya, Ltd of Japan built an entire 13-story, 45,000 square foot lifestyle store in Tokyo that works with our **12 Technology Suite**! The system manages over 38,000 SKU's and has 8,000 mobile App users growing by 500 or more per month.

Mr. Akira Ito, President of Ito-ya, Ltd said, "Their system is on a totally different level from what is normally described so far as omni-channel retailing. It is an excellent tool that can actually multiply the attractiveness of real brick and mortar stores as well as the appeal of online shopping and not just the convenience."



Benefits of our Proprietary Technology Products

- **Our products are used to capture useful data for retailers to sell products later.**
- **Our products are used by retail employees to advise customers and check inventory levels and order status. This saves retailers training dollars and improves the customer experience.**
- **Advertising networks can be created to fuel programmatic advertising at shopping malls, creating revenue for us, mall operators and retail stores.**
- **Can eliminate lines at the cash register.**
- **Helps re-target customers with products they want.**
- **Increases consumer reengagement = *increased sales***
- **What if you could buy products directly out of videos you see online? Would that be a more exciting experience than today's shopping carts? We can do that!**
- ***And much more! Ask Us!***

Retailers Adapting

- Traditional Brick & Mortar Retailers are Struggling To Survive
- Major Players Embracing the Convergence of Brick & Mortar with Online Commerce
- Amazon leading the charge
  - Physical Bookstores
  - Cashier-free Convenience Stores
  - Recently Acquired Whole Foods
- Walmart Gearing Up to Challenge Amazon
  - Acquired Jet.com

Acquisition of our First Micro-Brand AFG (Active Fashion Group)

On October 10, 2017 we announced our pending acquisition of our first Micro-Brand; **Active Fashion Group ("AFG")** of Denver, CO, USA, which was founded in 1998 and is a perfect fit for our Strategic Plan: with nearly $20 million in annual revenue, $1.2 million in adjusted EBITDA, infrastructure for a much larger company, audited financials, talented staff, respected brands, and 98% B2B small Online business.

Opportunities This Brand Provides:

- **Leverage for our technologies and experience to increase online revenue from $350k to $6 million (projected).**
- **Leverage AFG's relationship with the Hudson Group at their Soybu Boutiques to install our 12 Technology Suite.**
- **Leverage AFG's existing relationships with Retailers to sell our 12 Technology Suite.**

AGF's Brands:

ActiveFashion GROUP — ACTIVE FASHION GROUP
SOYBU — SOYBU
COLORADO CLOTHING — COLORADO CLOTHING

Leading the Profitable Convergence of Traditional and Online Retail Commerce through Technology. **The Omni-Channel Solution.**

TICKER-OTC: RETC

Investor Relations
Tom Nelson
Phone: +1-480-326-8577
investors@12ReTech.com

Experienced Management Team

Angelo Ponzetta: Founder, Chief Executive Officer, and Director
Angelo has degrees in Engineering, Organizational Management and Business Administration. Angelo worked from 1982 to 1992 in programming and development of processing systems at Kern AG, VonRoll AG and the IT department of Swiss Volksbank Ltd., a Swiss Bank. In 1992 he joined Swiss Trading company, UTC Japan, as Executive Director to oversee the entire finance and marketing department of Fashion, Jewelry and Watches.

In 2010, based on his experiences with the Swiss Trading Company, UTC Japan, he began development of the **12 Technology Suite** and founded 12 Hong Kong. In June 2017, he took 12 Hong Kong, Ltd public as 12 ReTech Corporation.

Daniele Monteverde: Chief Financial Officer
With a doctoral degree in engineering and business administration, Daniele Monteverde brings to the company a long career in management and 30+ years of experience in Japan and international markets. He has founded 10 companies in four countries, and is the CEO of 3 companies in Japan, and has successfully managed and overseen a variety of projects for multinationals in the fields of visual arts, music, video games and advertising.

Richard Berman: Advisory Board, Future Director
Mr. Berman's business career spans over 35 years of venture capital, senior management and merger & acquisitions experience.

Mr. Berman has served as a director or CEO of more than a dozen public and private companies, including MetaStat Inc., National Investment Managers, Advaxis, Inc., Caladrius Biosciences, Inc., Cryoport Inc., Nexmed Inc. (now called Apricus Biosciences, Inc.), and Internet Commerce Corporation (now Easylink Services). Previously, Mr. Berman worked at Goldman Sachs, and was Senior Vice President of Bankers Trust Company, where he started the M&A and Leveraged Buyout Departments. Mr. Berman has advised on over $4 billion of M&A transactions in over 300 deals.

He is a past Director of the Stern School of Business of NYU where he obtained his BS and MBA. He also has US and foreign law degrees from Boston College and The Hague Academy of International Law, respectively.

Select Financial Data

	Reported 2015	Reported 2016	Proforma 2017*
Revenue	$ 232,200.00	$ 64,500.00	$ 19,400,000.00
Expenses	$ 252,257.00	$ 173,670.00	$ 18,300,000.00
Adj. EBITDA	$ (20,051.00)	$ (109,170.00)	$ 1,100,000.00
Liquidity & Cash Reserves	$ (97,174.00)	$ 25,464.00	$ 200,000.00 +
			$ 5.3 million available on bank line
* with acquisition of AFG			$ 12 million available on Equity At The Market Line

Kirk Kimerer: Chief Marketing Officer
Kirk comes from the digital media industry, bringing over 25 years of experience from Gannett, Belo Interactive, Scripps, Maverick Media, LIN TV, Las Vegas Review Journal, and Apollo Media Network where he oversaw digital media operations as Division President. At 12 ReTech, Kimerer will take responsibility for strategic marketing and product innovation with the mission of advancing 12 ReTech's digital marketing capabilities.

SubsidiaryManagement: 12 Europe A.G.
Stefan Guggisberg: Chief Executive Officer, 12 Europe A.G.
Stefan brings over 19 years of experience in the European markets in the industries of Information Technology with roles in software development and business solutions. So far, in his career he has managed over 100 personnel simultaneously and achieved significant results for companies such as SNV Swiss Standard Association and xtendx, AG. He graduated from University of Applied Sciences in Chur, Switzerland with a Master's Degree, and also has B.A. Degrees in Business, Economy and Law from Zurich University and University at Albany (New York).

MICRO-BRAND MANAGEMENT: 12 Retail Corporation
Jeff Schmitt: CEO – Active Fashion Group
Jeff founded AFG in 1998 and has led the Company to $400+mm of lifetime sales through developing quality products and long tenured relationships with multi-billion-dollar retailers. Prior to AFG, Jeff was EVP of Sales, Distribution, and Product Development at Caretek where he was responsible for converting the company from a contract manufacturer of industrial supply products to a full-service apparel company. Prior to Caretek, Jeff worked for Reebok International where he was one of forty individuals selected to develop the Reebok apparel product line. (Jeff Schmitt will form part of 12 ReTech Corporation after the acquisition of Active Fashion Group)

Carolyn Hadden: Chief of Staff – Active Fashion Group
Carolyn jointed AFG in April of 1999 as an accounting manager and now serves as the VP of Finance and Chief of Staff. Before joining AFG, Carolyn was a financial analyst with Arrow Electronics, where she was responsible for budget and financial accuracy of a $300mm subsidiary with 13 regional sales offices. (Carolyn Hadden will form part of 12 ReTech Corporation after the acquisition of Active Fashion Group)

Company Stock

- Ticker: RETC (OTC)
- State of Incorporation: Nevada
- 52 Week Range: $0.0242 – $2.61
- Recent Price: $0.17 (as of Oct 30, 2017)
- Avg. Volume (30 day): 1,250,000
- Authorized Common Shares: 500M
- Shares Outstanding: 75.7M
- Common Shares in Float: 18.5M
- Market Cap: $12.7M

Information compiled from Yahoo! Finance and other reliable sources